Change of Venue for Extraordinary Meeting of the Shareholders
KT Corporation will hold its extraordinary meeting of the shareholders at the following place:

2nd Floor, Lecture Hall, New Business Planning Group Headquarter, 17, Woomyeon-dong, Seocho-gu, Seoul, Korea

Payment of an Interim Dividend
KT Corporation’s board of directors has resolved on July 28, 2005 that KT Corporation will pay an interim dividend of KRW1,000 per share to the shareholders who are registered on the shareholder registry of KT Corporation as of June 30, 2005.

Adjustment of Exchange Price
The exchange price for KT Corporation’s global exchangeable bonds have been adjusted from KRW57,897 to KRW 56,507. Effective date of the adjusted price is July 1, 2005